UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                  The Emerging Mexico Fund, Inc.
      ______________________________________________________
                        (Name of Issuer)

                 Common Stock, $0.10 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                            290891100
               ____________________________________
                         (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 290891100          SCHEDULE 13G               Page 2 of 7

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(1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above
      Persons (entities only)

     Newgate Management Associates

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a) [ ]
      (b) [X]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

     Massachusetts

Number         (5) Sole Voting Power          See Foot/Rosenbaum
of Shares      ----------------------------------------------------
Beneficially   (6) Shared Voting Power        None
Owned by       ----------------------------------------------------
Each           (7) Sole Dispositive Power     See Foot/Rosenbaum
Reporting      ----------------------------------------------------
Person With    (8) Shared Dispositive Power   None

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      639,700

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented by Amount in Row 9

      4.95%

(12)  Type of Reporting Person (See Instructions)

      IA

CUSIP No. 290891100          SCHEDULE 13G               Page 3 of 7

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(1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above
      Persons (entities only)

      George Foot
      Sonia Rosenbaum

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)
      (a) [ ]
      (b) [X]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization

      United States

Number         (5) Sole Voting Power              639,700
of Shares      ----------------------------------------------------
Beneficially   (6) Shared Voting Power            None
Owned by       ----------------------------------------------------
Each           (7) Sole Dispositive Power         639,700
Reporting      ----------------------------------------------------
Person With    (8) Shared Dispositive Power       None

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      639,700

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

(11)  Percent of Class Represented by Amount in Row 9

      4.95%

(12)  Type of Reporting Person (See Instructions)

      HC


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CUSIP No. 290891100          SCHEDULE 13G               Page 4 of 7
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Item 1(a)   Name of Issuer:
            The Emerging Mexico Fund, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1285 Avenue of the Americas, New York, NY  10019

Item 2(a)   Name of Person Filing:

            Newgate Management Associates ("Newgate"), George Foot and Sonia Rosenbaum

Item 2(b)   Address of Principal Business Office:

            The principal business office and business address for each Reporting Person filing is 80 Field Point Road, Greenwich, CT 06830.

Item 2(c)   Citizenship:

            This statement is filed on behalf of Newgate, a Massachusetts general partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended. George Foot and Sonia Rosenbaum, the sole general partners of Newgate, are United States citizens.

Item 2(d    Title of Class of Securities:
            Common Stock, $0.10 Par Value

Item 2(c)   CUSIP Number:
            290891100

Item 3.     If this statement is filed pursuant to rules 13d-
            1(b), or 13d-2(b), check whether the person filing
            is a:
(a) [ ]     Broker or Dealer registered under section 15 of the
            Act
(b) [ ]     Bank as defined in section 3(a)(6) of the Act
(c) [ ]     Insurance Company as defined in section 3(a)(19) of
            the Act
(d) [ ]     Investment Company registered under section 8 of the
            Investment Company Act
(e) [X]     Investment Adviser registered under section 203 of
            the Investment Advisers Act of 1940
(f) [ ]     Employee Benefit Plan, Pension Fund which is subject
            to the provisions of the Employee Retirement Income
            Security Act of 1974 or Endowment Fund
(g) [X]     Parent Holding Company, in accordance with
            (240.13d-1(b)(ii)(G)
(h) [ ]     Group, in accordance with (240.13d-1(b)(1)(ii)(H)

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CUSIP No. 290891100          SCHEDULE 13G               Page 5 of 7
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Item 4.     Ownership:

(a)         Amount Beneficially Owned:
            639,700 shares of Common Stock

(b)         Percent of Class:
            4.95%

(c)         Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:  639,700

            (ii)  shared power to vote or to direct the vote: None

            (iii) sole power to dispose or to direct the disposition of:
                  639,700

            (iv)  shared power to dispose or to direct the disposition of:
                  None

      See pp. 2-3 of this Schedule, setting forth the aggregate number and percentage of the securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person

            The account owners who are advised by Newgate have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            George Foot and Sonia Rosenbaum are filing as Parent Holding Companies pursuant to Rule 13d-1(b)(ii)(G). See attached exhibit.

Item 8.     Identification and Classification of Members of the Group
            Not applicable.

Item 9.     Notices of Dissolution of Group
            Not applicable.

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CUSIP No. 290891100          SCHEDULE 13G               Page 6 of 7

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Item 10.    Certification:

            Each of the undersigned certifies that, to the best of its/his/her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                       Signature.

After reasonable inquiry and to the best of its/his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 20, 1997


                             Newgate Management Associates

                             By: /s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum/Partner

                             /s/ George Foot
                             -----------------------------
                             George Foot

                             /s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum


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CUSIP No. 290891100          SCHEDULE 13G               Page 7 of 7

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Exhibit to Schedule 13G

Item 7.

     Each of George Foot and Sonia Rosenbaum is filing as a "Parent Holding Company." The subsidiary is Newgate Management
     Associates, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended.